Exhibit 99.1

To:	Atmel Employees
From:	Steven Laub
Date:	April 27, 2009
Subject:	Stock Option Exchange Program
     Dear Fellow Atmel Employee,
     At this year’s Annual Meeting on May 20, we will be asking our shareholders to approve a proposal that would allow for a one-time stock option exchange program for employees other than our named executive officers.
     As you know, Atmel’s Board of Directors has long viewed equity based compensation as a key component of the Company’s incentive and retention programs.  As a result of challenges facing the semiconductor industry and the deterioration of the global economy, the Company has experienced a substantial decline in its stock price.  Thus, despite our progress executing the Company’s transformation plan, employees hold a significant number of options that are underwater.
     Atmel’s Board believes that the proposed stock option exchange program would provide eligible employees a meaningful incentive that is aligned with the interests of our shareholders.  Additional details about the proposed plan are available in the Company’s proxy materials, which can be found in the IR section of our website (http://atml.client.shareholder.com/sec.cfm).  Should shareholders approve this exchange program, we will be sending more information to eligible employees.
     I appreciate the work you do on behalf of the Company and I am pleased that the Board of Directors has proposed this stock option exchange program for our employees.  This proposed option exchange program is one way the Board and management are acting to support your efforts and the interests of all of our shareholders.
     Sincerely,
     Steven Laub
     President and Chief Executive Officer
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     The option exchange program has not yet commenced.  At the time the program begins, if at all, Atmel will provide eligible employees with written materials explaining the precise terms and timing of the program.  If you are eligible to participate in the option exchange program, you should read these written materials carefully when they become available because these materials will contain important information about the program.  Upon the commencement of the program, Atmel will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement.  Atmel’s stockholders and optionholders will be able to obtain these written materials and other documents filed by Atmel with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.